                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                               (Amendment No. )(1)

                            Phoenix Technologies Ltd.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    719153108
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 2 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,300,219
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,300,219
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,300,219
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 3 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PARCHE, LLC                   20-0870632
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  247,653
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              247,653
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    247,653
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 4 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ADMIRAL ADVISORS, LLC         37-1484525
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,547,872
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,547,872
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 5 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.  13-3937658
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,547,872
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,547,872
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 6 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.             13-3946794
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,547,872
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,547,872
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 7 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,547,872
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,547,872
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 8 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,547,872
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,547,872
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 9 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,547,872
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,547,872
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 10 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,547,872
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,547,872
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,547,872
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 11 of 27 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN MUTCH
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    100,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 12 of 27 Pages
-----------------------                                  -----------------------

         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This  statement  relates to shares of the Common Stock,  $.001 par value (the  "Shares"),  of Phoenix  Technologies  Ltd. (the  "Issuer").  The
address of the  principal  executive  offices of the Issuer is 915 Murphy  Ranch
Road, Milpitas, California 95035.

Item 2.           IDENTITY AND BACKGROUND.

         (a)      This statement is filed by:

         (i)               Starboard Value and  Opportunity  Master Fund Ltd., a
                           Cayman Islands exempted company  ("Starboard"),  with
                           respect to the Shares directly and beneficially owned
                           by it;

         (ii)              Parche,  LLC, a Delaware  limited  liability  company
                           ("Parche"),  with respect to the Shares  directly and
                           beneficially owned by it;

         (iii)             Admiral  Advisors,  LLC, a Delaware limited liability
                           company  ("Admiral  Advisors"),  who  serves  as  the
                           investment  manager  of  Starboard  and the  managing
                           member of Parche;

         (iv)              Ramius  Capital  Group,  L.L.C.,  a Delaware  limited
                           liability company ("Ramius"),  who serves as the sole
                           member of Admiral Advisors;

         (v)               C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability
                           company  ("C4S"),  who serves as  managing  member of
                           Ramius;

         (vi)              Peter A. Cohen  ("Mr.  Cohen"),  who serves as one of
                           the managing members of C4S;

         (vii)             Morgan B. Stark ("Mr.  Stark"),  who serves as one of
                           the managing members of C4S;

         (viii)            Thomas W. Strauss ("Mr. Strauss"),  who serves as one
                           of the managing members of C4S;

         (ix)              Jeffrey M. Solomon ("Mr. Solomon"), who serves as one
                           of the managing members of C4S; and

         (x)               John Mutch ("Mr. Mutch"),  who serves as the managing
                           partner of MV Advisors LLC.

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 13 of 27 Pages
-----------------------                                  -----------------------

                  Each of the  foregoing is referred to as a "Reporting  Person"
and collectively as the "Reporting  Persons." As of June 14, 2006, the Reporting
Persons  were the  beneficial  owners of, in the  aggregate,  1,647,872  Shares, representing approximately 6.5% of the Shares presently outstanding. Each of the
Reporting  Persons is party to that certain Joint Filing  Agreement,  as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

                  (b) The  address  of the  principal  office of each of Parche,
Admiral Advisors, Ramius, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon
is 666 Third Avenue, 26th Floor, New York, New York 10017.

                  The address of the principal  office of Starboard is c/o Citco
Fund Services (Cayman Islands) Limited,  Corporate Center,  West Bay Road, Grand
Cayman,  Cayman  Islands,  British  West  Indies.  The  executive  officers  and directors of Starboard and their principal  occupations  and business  addresses are set forth on Schedule B and incorporated by reference in this Item 2.

                  The  address  of the  principal  office  of Mr.  Mutch  is 420
Stevens Avenue, Suite 270, Solana Beach, CA 92075.

                  (c) The principal  business of each of Starboard and Parche is serving as a private  investment  fund.  Each of  Starboard  and Parche has been formed for the purpose of making equity investments and, on occasion,  taking an active  role in the  management  of  portfolio  companies  in order  to  enhance shareholder  value.  The  principal  business  of Admiral  Advisors is acting as investment manager of Starboard and managing member of Parche. Ramius is engaged in money  management  and  investment  advisory  services for third  parties and proprietary  accounts.  C4S serves as managing member of Ramius.  Mr. Cohen, Mr.
Strauss, Mr. Stark and Mr. Solomon serve as co-managing members of C4S.

                  The  principal  occupation  of Mr.  Mutch  is  serving  as the managing partner of MV Advisors LLC.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)  Messrs.  Cohen,  Stark,  Strauss,  Solomon  and Mutch are
citizens of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Shares  purchased by Starboard  and Parche were  purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 14 of 27 Pages
-----------------------                                  -----------------------

market  purchases,  except as otherwise noted, as set forth in Schedule A, which is  incorporated  by  reference  herein.  The  aggregate  purchase  cost  of the
1,547,872 Shares  beneficially owned in the aggregate by Starboard and Parche is
approximately   $8,748,105.40,   excluding  brokerage  commissions.  The  Shares
purchased  by Mr.  Mutch were  purchased  with  personal  funds.  The  aggregate purchase  cost  of the  100,000  Shares  owned  by Mr.  Mutch  is  approximately
$542,000, excluding brokerage commissions.

                  Certain  Shares  reported in the  Statement as owned by Parche were acquired in private  transactions with various transferors for which Ramius or an affiliate  serves as the investment  manager,  the managing  member or the managing member of the investment manager.  Ramius is the sole member of Admiral
Advisors,  which is the managing  member of Parche.  Parche  acquired  from such transferors  an aggregate of 182,156 Shares on June 6, 2006 at a per Share price of $5.5200, equal to the last reported sales price on the Nasdaq National Market on the date the transaction was completed, or an aggregate of $1,005,501.12. The total of 182,156 Shares  transferred  to Parche were  initially  acquired by the transferors for an aggregate of $1,036,326.05  (excluding  commissions and other execution related costs).  Such transferors had, within the 60 days prior to the filing of the  Statement,  effected the  following  transactions  in the Shares:
05/11/06  purchased  8,000  Shares  at a price per  Share of  $5.2474;  05/11/06 purchased 8,000 Shares at a price per Share of $5.2497; 05/12/06 purchased 5,280
Shares at a price per Share of $5.2483;  05/12/06  purchased  6,128  Shares at a price per Share of $5.2292; 05/15/06 purchased 6,400 Shares at a price per Share of $5.2875;  05/15/06  purchased  26,832 Shares at a price per Share of $6.1694;
05/15/06  purchased  6,160  Shares  at a price per  Share of  $5.2883;  05/16/06 purchased 5,152 Shares at a price per Share of $5.4610; 05/17/06 purchased 4,800
Shares at a price per Share of $5.4790;  05/18/06  purchased  4,272  Shares at a price per Share of $5.6225; 05/19/06 purchased 4,000 Shares at a price per Share of $5.8289;  05/22/06  purchased  1,504  Shares at a price per Share of $5.4995;
05/23/06  purchased  4,144  Shares  at a price per  Share of  $5.4763;  05/24/06 purchased 5,664 Shares at a price per Share of $5.4223;  05/25/06  purchased 731
Shares at a price per Share of $5.5000;  05/30/06  purchased  9,952  Shares at a price per Share of $5.7617; 05/31/06 purchased 1,355 Shares at a price per Share of $5.7500;  05/31/06  purchased  3,200  Shares at a price per Share of $5.7825;
06/01/06  purchased  1,600  Shares  at a price per  Share of  $5.7600;  06/01/06 purchased 1,014 Shares at a price per Share of $5.7500;  and 06/01/06  purchased
1,600 Shares at a price per Share of $5.7700.

                  All  purchases  of  Shares  referenced  above  were  funded by working  capital,  which may, at any given time,  include  margin  loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the  information  contained in this  paragraph is called for by the
Items of  Schedule  13D and are  disclosing  it for  supplemental  informational purposes only.

Item 4.           PURPOSE OF TRANSACTION.

                  The  Reporting  Persons  purchased  the  Shares  based  on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the Reporting  Persons may, in their  respective discretion,  endeavor to increase  their position in the Issuer  through,  among other  things,  the  purchase  of  Shares  on  the  open  market  or in  private

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 15 of 27 Pages
-----------------------                                  -----------------------

transactions  or  otherwise,  on such terms and at such  times as the  Reporting
Persons may deem advisable.

                  On June 15, 2006,  Admiral  Advisors,  a subsidiary of Ramius, delivered a letter to the lead independent director of the Board of Directors of the Issuer  expressing  its belief that the market price of the Issuer's  shares fails to reflect the value embedded in the Issuer's profitable BIOS business, as well as several of the Issuer's applications,  and urging the Board of Directors to immediately hire an interim chief executive officer and an investment banking firm to assist the Board in exploring  all  strategic  alternatives  to maximize stockholder value.  Ramius also expressed concerns with the Issuer's recent poor performance and execution, lack of leadership,  strategic direction and concerns that the Issuer lacks scale,  brand  recognition and the  distribution  channels necessary  to  effectively  compete as a  standalone  company in the  enterprise software  market.  The letter is filed as Exhibit 2 to this  Schedule 13D and is incorporated herein by reference.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and engage in  discussions  with  management  and the  Board  of  Directors  of the  Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and  investment  strategy,  the price  levels of the Shares,  conditions  in the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional  Shares,  selling  some or all of  their  Shares,  engaging  in short selling of or any hedging or similar  transaction  with respect to the Shares or changing their intention with respect to any and all matters referred to in Item
4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  The  aggregate  percentage  of Shares  reported  owned by each person named herein is based upon 25,341,554  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006.

     A.           Starboard

               (a) As of June 14, 2006,  Starboard  beneficially owned 1,300,219
Shares.

                   Percentage: Approximately 5.1%

               (b) 1. Sole power to vote or direct  vote: 1,300,219
                   2. Shared  power to vote or direct vote: 0
                   3. Sole power to dispose or direct the  disposition: 1,300,219
                   4. Shared power to dispose or direct the disposition: 0

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 16 of 27 Pages
-----------------------                                  -----------------------

               (c) The number of Shares acquired by Starboard within the past 60 days is set forth in Schedule A and is incorporated by reference.

    B.            Parche

               (a) As of  June  14,  2006,  Parche  beneficially  owned  247,653 Shares.

                   Percentage: Less than 1%

               (b) 1. Sole  power to vote or direct vote: 247,653
                   2. Shared  power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 247,653
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares  acquired  by Parche  within the past 60 days is set forth in Schedule A and is incorporated by reference.

    C.            Admiral Advisors

               (a) As of June 14, 2006, as the  investment  manager of Starboard and the managing member of Parche, Admiral Advisors may be deemed the beneficial owner of (i) 1,300,219  Shares owned by Starboard and (ii) 247,653  Shares owned by Parche.

                   Percentage: Approximately 6.1%

               (b) 1. Sole power to vote or direct vote: 1,547,872
                   2. Shared  power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 1,547,872
                   4. Shared power to dispose or direct the disposition: 0

               (c) Admiral  Advisors did not enter into any  transactions in the
Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Starboard and Parche, which, except as otherwise noted, were all in the open market, are set forth in Schedule A, and are incorporated by reference.

    D.            Ramius

               (a) As of June 14, 2006, as the sole member of Admiral  Advisors,
Ramius may be deemed  the  beneficial  owner of (i)  1,300,219  Shares  owned by
Starboard and (ii) 247,653 Shares owned by Parche.

                   Percentage: Approximately 6.1%

               (b) 1. Sole power to vote or direct vote: 1,547,872
                   2. Shared  power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 1,547,872
                   4. Shared power to dispose or direct the disposition: 0

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 17 of 27 Pages
-----------------------                                  -----------------------

               (c) Ramius did not enter into any  transactions  in the Shares in the past 60 days. The  transactions  in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A, and are incorporated herein by reference.

    E.            C4S

               (a) As of June 14, 2006,  as the managing  member of Ramius,  C4S may be deemed the  beneficial  owner of (i) 1,300,219  Shares owned by Starboard and (ii) 247,653 Shares owned by Parche.

                   Percentage: Approximately 6.1%

               (b) 1. Sole power to vote or direct vote: 1,547,872
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 1,547,872
                   4. Shared power to dispose or direct the disposition: 0

               (c) C4S did not enter into any  transactions in the Shares in the past 60 days.  The  transactions  in the Shares in the past 60 days on behalf of
Starboard  and  Parche  are set  forth in  Schedule  A and are  incorporated  by reference.

      F.          Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

               (a) As of June 14, 2006, as the managing  members of C4S, each of
Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of (i) 1,300,219  shares owned by Starboard and (ii) 247,653  Shares owned by Parche. Each of Messrs.  Cohen,  Stark,  Solomon and Strauss share voting and dispositive  power with respect to the Shares  owned by Starboard  and Parche by virtue of their shared  authority  to vote and dispose of such  Shares.  Messrs.
Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such Shares.

         Percentage: Approximately 6.1%

               (b) 1. Sole  power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: 1,547,872
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition: 1,547,872

               (c)         None of Mr.  Cohen,  Mr.  Stark,  Mr.  Strauss or Mr.
                           Solomon  have entered  into any  transactions  in the
                           Shares in the past 60 days. The  transactions  in the
                           Common  Stock  in the  past  60  days  on  behalf  of
                           Starboard  and Parche are set forth in Schedule A and
                           are incorporated by reference.

     G. Mr. Mutch

               (a) As of June 14, 2006,  Mr. Mutch  beneficially  owned  100,000
Shares.

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 18 of 27 Pages
-----------------------                                  -----------------------

                   Percentage: Less than 1%

               (b) 1. Sole power to vote or direct vote: 100,000
                   2. Shared power to vote or direct vote: 0
                   3. Sole power to dispose or direct the disposition: 100,000
                   4. Shared power to dispose or direct the disposition: 0

               (c) The number of Shares acquired by Mr. Mutch within the past 60 days is set forth in Schedule A and is incorporated by reference.

               (d) No person other than the  Reporting  Persons is known to have the right to receive,  or the power to direct the receipt of dividends  from, or proceeds from the sale of, such shares of the Common Stock.

               (e) Not applicable.

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  On June 15, 2006, Starboard, Parche, Admiral Advisors, Ramius,
C4S, Mr. Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss and Mr. Mutch entered into a
Joint  Filing  Agreement  (the "Joint  Filing  Agreement")  in which the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with  respect to the  securities  of the Issuer to the  extent  required  by applicable law. The Joint Filing  Agreement is attached as an exhibit hereto and is incorporated herein by reference.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer that are required to be reported in this Schedule 13D.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint  Filing  Agreement by and among  Starboard,  Parche,
                      Admiral Advisors, Ramius, C4S, Mr. Cohen, Mr. Solomon, Mr.
                      Stark, Mr. Strauss and Mr. Mutch, dated June 15, 2006.

                  2.  Letter from Admiral  Advisors to the Board of Directors of the Issuer, dated June 15, 2006.

                  3.  Power of  Attorney  for Peter A.  Cohen,  Morgan B. Stark,
                      Thomas W. Strauss and Jeffrey M. Solomon,  dated March 11,
                      2005.

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 19 of 27 Pages
-----------------------                                  -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 15, 2006

STARBOARD VALUE AND                            ADMIRAL ADVISORS, LLC
OPPORTUNITY MASTER FUND LTD.                   By: Ramius Capital Group, L.L.C.,
                                                   its managing member
PARCHE, LLC
By: Admiral Advisors, LLC,                     RAMIUS CAPITAL GROUP, L.L.C.
    its managing member                        By: C4S & Co., L.L.C.,
                                                   as managing member

                                               C4S & CO., L.L.C.

                     By: /s/ Jeffrey M. Solomon
                         ------------------------------------
                         Name: Jeffrey M. Solomon
                         Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ JEFFREY M. SOLOMON
----------------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

/s/ JOHN MUTCH
----------------------------------------
JOHN MUTCH

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 20 of 27 Pages
-----------------------                                  -----------------------

SCHEDULE A
----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                           Date of
      Purchased                     Share($)                            Purchase

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

       42,000                        5.2474                              5/11/06
       42,000                        5.2497                              5/11/06
       27,720                        5.2483                              5/12/06
       32,172                        5.2292                              5/12/06
      140,868                        6.1694                              5/15/06
       32,340                        5.2883                              5/15/06
       33,600                        5.2875                              5/15/06
       27,048                        5.4610                              5/16/06
       25,200                        5.4790                              5/17/06
       22,428                        5.6225                              5/18/06
       21,000                        5.8289                              5/19/06
        7,896                        5.4995                              5/22/06
       21,756                        5.4763                              5/23/06
       29,736                        5.4223                              5/24/06
        3,836                        5.5000                              5/25/06
       52,248                        5.7617                              5/30/06
        7,115                        5.7500                              5/31/06
       16,800                        5.7825                              5/31/06
        8,400                        5.7600                              6/01/06
        5,325                        5.7500                              6/01/06
        8,400                        5.7700                              6/01/06
       12,432                        5.7454                              6/02/06
       51,820                        5.7500                              6/05/06
       46,200                        5.5806                              6/05/06
       63,355                        5.4857                              6/06/06
        7,171                        5.6398                              6/07/06

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 21 of 27 Pages
-----------------------                                  -----------------------

       25,200                        5.5867                              6/07/06
       19,271                        5.5876                              6/08/06
        3,780                        5.6433                              6/09/06
       25,378                        5.6387                              6/12/06
       16,800                        5.6500                              6/12/06
       51,912                        5.6846                              6/13/06
       20,412                        5.6498                              6/14/06
       12,600                        5.6800                              6/14/06

                                   PARCHE, LLC
                                   -----------

        9,870                        5.7500                              6/05/06
        8,800                        5.5806                              6/05/06
       12,068                        5.4857                              6/06/06
      182,156*                       5.5200                              6/06/06
       12,068                        5.4857                              6/06/06
        4,800                        5.5867                              6/07/06
        1,366                        5.6398                              6/07/06
        3,671                        5.5876                              6/08/06
          720                        5.6433                              6/09/06
        4,834                        5.6387                              6/12/06
        3,200                        5.6500                              6/12/06
        9,888                        5.6846                              6/13/06
        3,880                        5.6498                              6/14/06
        2,400                        5.6800                              6/14/06

                                   JOHN MUTCH
                                   ----------

       55,000                        5.2400                              5/31/06
       45,000                        5.6400                              6/05/06

----------------
*  Shares were acquired in private  transactions  with various  transferors  for which Ramius  Capital  Group,  L.L.C.  or an affiliate  serves as the investment manager, the managing member or the managing member of the investment manager.

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 22 of 27 Pages
-----------------------                                  -----------------------

SCHEDULE B
----------

   DIRECTORS AND OFFICERS OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Managing Director of        666 Third Avenue
Director                    Ramius Capital Group,       26th Floor
                            L.L.C.                      New York, New York 10017

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 23 of 27 Pages
-----------------------                                  -----------------------

EXHIBIT INDEX
-------------

                              Exhibit                                    Page
                              -------                                    ----

1.       Joint Filing Agreement by and among Starboard,
         Parche,  Admiral  Advisors,  Ramius,  C4S, Mr.
         Cohen, Mr. Solomon, Mr. Stark, Mr. Strauss and
         John Mutch, dated June 15, 2006.                                  24

2.       Letter from  Admiral  Advisors to the Board of
         Directors of the Issuer, dated June 15, 2006.                  25 to 26

3.       Power of Attorney  for Peter A. Cohen,  Morgan
         B.  Stark,  Thomas W.  Strauss  and Jeffrey M.
         Solomon, dated March 11, 2005.                                    27

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 24 of 27 Pages
-----------------------                                  -----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

                  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated June 15,
2006 (including  amendments thereto) with respect to the Common Stock of Phoenix
Technologies  Ltd. This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated:   June 15, 2006

STARBOARD VALUE AND                            ADMIRAL ADVISORS, LLC
OPPORTUNITY MASTER FUND LTD.                   By: Ramius Capital Group, L.L.C.,
                                                   its managing member
PARCHE, LLC
By: Admiral Advisors, LLC,                     RAMIUS CAPITAL GROUP, L.L.C.
    its managing member                        By: C4S & Co., L.L.C.,
                                                   as managing member

                                               C4S & CO., L.L.C.

                     By: /s/ Jeffrey M. Solomon
                         ------------------------------------
                         Name: Jeffrey M. Solomon
                         Title: Authorized Signatory

JEFFREY M. SOLOMON

/s/ JEFFREY M. SOLOMON
----------------------------------------
Individually and as attorney-in-fact for
Peter A. Cohen, Morgan B. Stark and
Thomas W. Strauss

/s/ JOHN MUTCH
----------------------------------------
JOHN MUTCH

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 25 of 27 Pages
-----------------------                                  -----------------------

June 15, 2006

Mr. Anthony P. Morris
Phoenix Technologies Ltd.
Lead Independent Director
915 Murphy Ranch Road
Milpitas, CA 95035

CC: Board of Directors
    Interim Operating Committee

Dear Mr. Morris:

Admiral Advisors,  LLC, a subsidiary of Ramius Capital Group, LLC,  represents a group of investors (the "Ramius Group") who beneficially own approximately  6.5%
of the  outstanding  common stock of Phoenix  Technologies  Ltd.  ("PTEC" or the
"Company").  The Ramius Group  believes  that the market price of PTEC's  shares fails to reflect the value embedded in the very  profitable  BIOS  business,  as well as several of the  Company's  applications  including  the Phoenix  Trusted
Security Suite and the Phoenix Recover Pro product  family.  We urge you and the other Board members to  immediately  hire an interim CEO, as well as a reputable investment  bank to assist the Board in exploring all strategic  alternatives to maximize shareholder value.

Beginning  with the third  quarter of 2005,  the  Company  missed its  quarterly guidance  for four  consecutive  quarters,  reporting  losses  in three of those quarters. The Company's former CFO has recently resigned, and now, the Company's
CEO, who presumably was an architect of the misguided shift in the  distribution channel strategy,  abruptly  resigned last month.  PTEC's share price appears to reflect the Company's struggles,  with the share price down 10% YTD and down 45%
from its  high in  2005.  We  believe  the  Company's  shares  are  undervalued, especially  considering  that PTEC has a gross margin of over 80%. At a price of
$5.56 per share as of June 14, 2006, with approximately  $3.00 per share in cash according to the Company's March 31, 2006 balance sheet, PTEC is trading at 0.8x
LTM sales, and just 0.9x LTM gross profit.

However, the lack of leadership and direction at the Company is of grave concern to us. We are  concerned  that PTEC  lacks  scale,  brand  recognition,  and the distribution  channels  necessary  to  effectively  compete  in  the  enterprise software market.  The Company has spent significant  financial and human capital to develop its  enterprise  applications,  but has been  unable to generate  the revenue  necessary to cover the  infrastructure  investment and earn its cost of capital.

We  believe  the  immediate  priority  for the Board  should be to  address  the leadership  vacuum at the Company by promptly hiring an interim CEO. During this critical  transition  period,  PTEC  must  have a  clear  leader  who  would  be responsible  for securing the value of the business,  stabilizing the operations of the  business,  helping  the Board to assess  the  viability  of its  current

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 26 of 27 Pages
-----------------------                                  -----------------------

business strategy, and working with the Board to explore all available strategic alternatives.

Given  the  significant  change  in  senior  management,   now  is  the  perfect
opportunity  for the Board to reconsider  the strategic  direction of PTEC.  The
Board should not repeat the  mistakes of the past and needs to remain  cognizant of sunk costs. Strategic options that should be explored to maximize shareholder value include, but are not limited to:

         o        Scale back the  Company's  products to BIOS alone and maximize cash flow;
         o        Selectively continue with the profitable Applications products in addition to BIOS;
         o        Continue with all the existing product lines;
         o        In  conjunction  with the above  alternatives,  return cash to shareholders; or
         o        Pursue a sale of the Company.

We are  sympathetic  to the  challenge of  analyzing  these and any other viable options while working to find and hire the best possible CEO. It would be nearly impossible  for even the most  qualified  of Boards to  adequately  explore  all alternatives and successfully  choose the correct path without competent advice.
We therefore urge you, in addition to hiring an interim CEO, to immediately hire a reputable  investment bank to help the Board to analyze which alternative will best maximize value for all shareholders.

We have made numerous attempts to set up a meeting or a teleconference with you, as the lead  independent  director,  to discuss  our  concerns  and to offer our assistance at this  critical  juncture.  You have denied our  requests,  instead referring us to David Eichler,  the Company CFO who has been on the job for only seven weeks and who, we believe,  is not yet familiar enough with the Company to participate in a meaningful dialogue with us.

As one of your largest shareholders, we are trying, and will continue to try, to help.  Our partner,  MV Advisors  LLC, has  assisted us in  identifying  several candidates  who we believe are  qualified  to fill the  interim and  potentially full-time CEO role. We expect and hope that the Board will consider them for the position.  We look forward to having a  constructive  dialogue  with you for the benefit of all shareholders.

Best regards,

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Managing Director

-----------------------                                  -----------------------
CUSIP No. 719153108                   13D                    Page 27 of 27 Pages
-----------------------                                  -----------------------

POWER OF ATTORNEY

      The undersigned hereby appoints Peter A. Cohen, Morgan B. Stark, Thomas W.
Strauss and Jeffrey M. Solomon,  or any of them, his true and lawful attorney-in fact and agent to execute and file with the Securities  and Exchange  Commission any  Schedule  13D,  Schedule  13G,  any  amendments  thereto  and  any  related documentation  which may be required to be filed in his individual capacity as a result of the undersigned's beneficial ownership of, or participation in a group with respect to, securities directly or indirectly  beneficially owned by Ramius
Capital  Group,   LLC  or  any  of  its  affiliates,   and  granting  unto  said
attorney-in-fact  and agent full power and  authority to do and perform each and every act and thing which he might or could do in person,  hereby  ratifying and confirming all that said  attorney-in-fact and agent may lawfully do or cause to be done by virtue  hereof.  The  authority  of Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  under this Power of
Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.

Date: March 11, 2005

                                       /s/ Peter A. Cohen
                                       ---------------------------------------
                                       Peter A. Cohen

                                       /s/ Morgan B. Stark
                                       ---------------------------------------
                                       Morgan B. Stark

                                       /s/ Jeffrey M. Solomon
                                       ---------------------------------------
                                       Jeffrey M. Solomon

                                       /s/ Thomas W. Strauss
                                       ---------------------------------------
                                       Thomas W. Strauss